**Exhibit 10.16**

CONSULTING AGREEMENT

THIS AGREEMENT is made and entered into on the 10 day of November, 2010, by **HI SPEED RAIL FACILTIES PROVIDER, INC,** of P.O.Box125 Red lion Pa, 17356, hereinafter referred to as **"HSRFP;"** and **AMERI METRO, Inc.,** of P.O. Box 124, Red Lion, PA 17356, hereinafter referred to as **"AMERI."** HSRFP and AMERI METRO may be referred to collectively herein as "the parties."

WHEREAS, HSRFP is a not for profit corporation organized and existing under the laws of the State of Delaware, and AMERI is a business corporation organized and existing under the laws of the State of Delaware; and

WHEREAS, HSRFP has or about to secure all necessary approvals by certain Joint Resolutions enacted by the federal and state(s) governmental agencies Legislature for the construction of a project consisting of the financing, construction and operation of HI SPEED RAIL
WHEREAS, HSRFP and **AMERI** desire to enter into an agreement whereby Penndel will do and perform all required tasks and actions to develop and construct the Project as agent and representative of **HSRFP** by taking such actions as necessary to secure the first and future phases of the financing applicable to the design, planning, engineering and related soft and hard costs of the construction of the Project and related activities; and

WHEREAS, HSRFP and **AMERI** desire to specify and set forth the authority of Penndel to do such actions relating to the construction of the Project and to set the compensation to be paid to **AMERI** as the fee for its services.

NOW THEREFORE, in consideration of the following covenants and duties to be performed by each party, and with the intention to be bound legally hereby, **HSRFP** and Penndel agree as follows:

1. **HSRFP** hereby appoints **AMERI** as its agent and representative to perform all required tasks and actions to develop and construct the Project as agent and representative of **HSRFP** without limitation by taking such actions as necessary to secure the first and future phases of the financing applicable to the design, planning, engineering and related soft and hard costs of the construction of the Project and related activities.

2. **AMERI** hereby accepts such appointment and agrees to perform as agent and representative of **HSRFP** as specified.

3. The term of this Agreement shall continue until the completion of the Project and thereafter until terminated by mutual agreement of **HSRFP** and **AMERI**, and it may continue into perpetuity if not so terminated.

4. **AMERI** shall be compensated for arranging financing and developing the sponsorship mechanism for the Project by a specific fee equal to one and one half percent (1.5%) of the face amount of the master indenture. Additionally, services other than arranging financing that are performed by **AMERI** for **HSRFP** financing shall be compensated in accordance with separate agreements addressing other aspects of the Project. In addition to the payment of fees for its services **AMERI** shall be entitled to prompt reimbursement of all costs and expenses advanced or incurred by it in furtherance of its duties hereunder. All fee are deemed earned upon delivering of bond indenture document, **HSRFP shall is responsible for additional financing fees to direct or indirect financiers, mortgage banker or financing facilitator.**

5. The parties agree that this Agreement is not intended to create, nor shall it create, a partnership between them or any business relationship other than that specifically created by the terms hereof.

6. The business and affairs of the Project shall be controlled by **AMERI** without the requirement that the approval of **HSRFP** be obtained for any actions taken, subject only to the submission of such reports and accountings being furnished by AMERI METRO to **HSRFP** as the parties may agree from time to time.

7. **AMERI** may conduct the business of the Project from such location or locations as it may elect, whether in the UNITED KINGDOM, the Commonwealth of Pennsylvania, or elsewhere.

8. **AMERI** may act through such subagents and subcontractors, attorneys and representatives as it deem necessary in its sole discretion; and to compensate such parties under such terms as it may agree.

9. The funding for the Project shall be raised through the issuance of bonds through a marketing plan determined by **AMERI**, and all proceeds thereof shall be deposited in custodial accounts administered by fiduciaries and according to such terms as AMERI METRO shall institute for the safekeeping and distribution according to sound business practices. **AMERI** shall act as Sponsor for the **HSRFP** Direct offering and Bond Issuer. And or stock offering.

10. **AMERI** shall maintain current and complete records of all aspects of its performance on behalf of **HSRFP** and in furtherance of the Project, with such records being available to **HSRFP** and to other parties as legally required. Such records shall be examined and audited by independent auditors and accountants selected by **AMERI**, with such statements of account being rendered as required by good accounting practices.

11. **AMERI** shall comply with all legal requirements of all applicable agencies and jurisdictions for the project, including but not limited to labor and hiring practices, compensation of subcontractors and workers, and taxes and insurance. In order to assure such compliance, **AMERI** may employ attorneys and advisors as it may in its sole discretion determine, securing such legal advice and opinions as will reasonably protect the Project and the parties thereto.

12. **AMERI** shall maintain during and after the completion of the Project all records of the Project, and they shall be available for inspection as required by law and the agreement of the parties.

13. This Agreement shall be construed according to and governed by the laws of the Commonwealth of Pennsylvania. Venue for any legal actions between the parties involving this Agreement and/or the Project shall be in York County, Pennsylvania.

14. This Agreement constitutes the entire agreement between the parties and supersedes all agreements, representations, warranties, statements, promises and understandings, whether oral or written, with respect to the subject matter hereof, and neither party hereto shall be bound by nor charged with any oral or written agreements, representation, warranties, statements, promises or understandings not specifically set forth in this Agreement. This Agreement may not be amended, altered or modified except by a writing signed by both parties.

15. Any and all notices, demands, or other communications required or desired to be given hereunder by any party shall be in writing and shall be validly given or made to another party if personally served, or if deposited in the United States mail, certified or registered, postage prepaid, return receipt requested. If such notice or demand is served personally, notice shall be deemed constructively made at the time of such personal service. If such notice, demand or other communication is given by mail, such notice shall be conclusively deemed given five days after deposit thereof in the United States mail addressed to the party to whom such notice, demand or other communication is to be given as follows:

<u>If to HSRFP:</u>   Shah Mathias, President

                                          P.O.BOX 125 Red Lion Pa. 17356

<u>If to AMERI METRO:</u>   James Becker, President

                                          P.O.BOX 124 Red Lion, Pa 17356

Any party hereto may change its address for purposes of this paragraph by written

Notice given to the other in the manner provided above.

16. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same agreement.

17. If any provision of this Agreement, or any portion thereof, is held to be invalid and unenforceable, then the remainder of this Agreement shall nevertheless remain in full force and effect.

18. Each party hereto agrees to do all acts and things and to make, execute, and deliver such written instruments as shall from time to time be reasonably required to carry out the terms and provisions of this agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

HI SPEED RAIL FACILTIES,PROVIDER INC.

By:_____

SHAH MATHIAS, President

AMERI METRO, INC.

By: _____

Naresh G. Mirchandani . CFO